[Ramco-Gershenson Properties Trust letterhead]

April 26, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Thomas Flinn

Re:	Ramco-Gershenson Properties Trust Form 8-K filed April 15, 2005 File No. 0-49838

Dear Mr. Flinn:

     This letter is being sent to you by Ramco-Gershenson Properties Trust (the “Company”) in response to your letter dated April 18, 2005 regarding your comments on the above referenced Form 8-K. The Company is filing today via EDGAR this response letter and an amendment to the Form 8-K in response to your comments.

     The Company has revised the Form 8-K to include additional information regarding the Company’s former independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte & Touche”) having expressed an adverse opinion on the effectiveness of the Company’s internal controls over financial reporting because of a material weakness. The Company had not included such additional information in its initial Form 8-K filing because such event did not constitute a disagreement with Deloitte & Touche.

     The amendment to Form 8-K being filed today by the Company includes as an exhibit a letter from Deloitte & Touche in response to the disclosures made by the Company in the amendment to Form 8-K.

     As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding this letter or the amendment to Form 8-K being filed today, please contact me at (248) 592-6200.

Very truly yours,

/s/ Richard J. Smith

Richard J. Smith
Chief Financial Officer